Exhibit 3

News Release

RINKER EXPANDS INTO FLORIDA PANHANDLE WITH PREMIX CONCRETE BUSINESS ACQUISITION

Rinker Group Limited (“Rinker”) today announced that its US subsidiary Rinker Materials Corporation has expanded into the fast-growing Florida Panhandle region with the acquisition of RMC Group plc’s premix concrete business, comprising seven concrete plants and a small building products distribution operation.

The acquisition is a bolt-on to Rinker Materials’ existing Florida operations but is an expansion into the north-west of the state, an area where Rinker Materials has not previously had an operating presence, apart from three gypsum wallboard distribution yards.

The concrete plants are located in Pensacola, Milton, Fort Walton, Crestview, Point Washington, Panama City Beach and Panama City.  Annual concrete volumes are over 280,000 cubic yards.

The building distribution business supplies block, sand, aggregate, rebar, wire mesh and bagged goods.

The Panhandle stretches around 160 kilometres (100 miles) west from Panama City to Pensacola.  It is an important US military centre, with the Eglin and Tyndall Air Force bases and the Pensacola Naval base together employing more than 50,000 people.  Tourism is also a major industry in the area.

Rinker Chief Executive David Clarke said the acquisition provided Rinker Materials with the joint number two market position in the region and would provide the basis for further expansion and vertical integration opportunities.

“Forecasters are predicting that the Florida Panhandle is about to enter a period of strong growth, supported by residential land development and associated commercial construction,” he said.

Population growth over the next 10 years is expected to be around double that of the US overall.

Current cement and aggregate sourcing arrangements for the new plants would continue, but longer term, opportunities exist to integrate the business with Rinker Materials’ upstream supply operations.

The RMC Florida Panhandle acquisition is the 32nd by the Rinker group since 1998, at a total cost of around US$1.7 billion.  It is expected to be earning above its cost of capital within the first full year.

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Rinker’s annual trading revenue is over US$3.7 billion, profit from ordinary activities before interest and tax (EBIT) is almost US$500 million, and market capitalization is around US$5 billion. Rinker has 14,000 employees in over 740 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

15 June 2004	RIN 04-05